SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
                          AMENDMENT NO. 1

             Under the Securities Exchange Act of 1934

                     Killearn Properties, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
             -------------------------------------------
                  (Title of Class and Securities)


                             494125107
             --------------------------------------------
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                        William Reid Sanders

              c/o Southeastern Asset Management, Inc.
                   6075 Poplar Avenue;  Suite 900
                         Memphis, TN  38119

                           (901) 761-2474

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         December 24, 1997
                   ----------------------------
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Schedule because of Rule 13d-1(b)(3)
or (4), check the following box:            [ ]







CUSIP No. 494125107                                   13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         S.S. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     PF
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :    41,500
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED VOTING POWER

                                   :    40,500
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    41,500
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    40,500
-------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      82,000
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.3 %
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------




CUSIP No. 494125107                                   13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     William Reid Sanders                     S.S. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     PF
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :    50,000
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    50,000
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,000
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.6 %
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------




                     Purpose of Amendment No. 1

This Amendment No. 1 to Schedule 13D relating to the common stock

(the "Securities") of Killearn Properties, Inc.  (the "Issuer")

attributable to the filing parties is being made to amend and restate the information contained in the original filing on

Schedule 13D with respect to ITEMS 2,  5, and 6.



ITEM 2.  The address of Southeastern Asset Management, Inc.,

("Southeastern"), the employer of Messrs. Hawkins and Sanders, is now 6075 Poplar Ave., Suite 900, Memphis, TN 38119.  Mr. O. Mason

Hawkins is a Director and is Chairman of the Board and Chief

Executive Officer of Southeastern.



ITEM 5.  The number of shares of the Securities of the Issuer presently outstanding have declined from the number outstanding at the time of the original filing on Schedule 13D, thereby increasing the ownership percentages of the filing parties as originally reported, with the new percentages being as follows:



     (a) and (b) (i).  Mr. O. Mason Hawkins and his wife, Mrs. Ann

         B. Hawkins: 40,500 shares, or approximately 4.6% of the

         shares outstanding.

     (a) and (b) (ii).  Mr. O. Mason Hawkins, individually: 41,500 shares, or approximately 4.7% of the shares outstanding.

     (a) and (b) (ii).  Mr. William Reid Sanders: 50,000 shares, or approximately 5.6% of the shares outstanding.



ITEM 6.  The filing parties separately but not jointly have each entered into a put and call agreement with Proactive Technologies,

Inc.  ("Proactive") which allows Proactive to purchase or each of the filing parties separately to put to Proactive the Securities held by each filing party, in the aggregate amounting to 132,000 shares of common stock of the Issuer or approximately 14.9% of the outstanding Securities, at a price of $9.50 per share, such

separate agreements expiring on June 24, 1998.

                             SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 1998

O. MASON HAWKINS                    WILLIAM REID SANDERS

/s/ O. Mason Hawkins                /s/ William Reid Sanders
--------------------------          ---------------------------


                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Common Stock of Killearn Properties, Inc., and further agree that this joint filing agreement be included in this filing. In evidence thereof, the undersigned hereby execute this Agreement on the 5th day of January, 1998

O. MASON HAWKINS                    WILLIAM REID SANDERS

/s/ O. Mason Hawkins                /s/ William Reid Sanders
--------------------------          ---------------------------